Jack in the Box Inc. Reiterates Confidence in “JACK on Track” Plan and Commitment to Maximizing Shareholder Value

Urges Shareholders to Vote “FOR” all 10 of Jack in the Box’s Director Nominees, including
David Goebel, Independent Chair of the Jack in the Box Board, on the WHITE Proxy Card

Visit www.KeepJackonTrack.com for More Information

SAN DIEGO, Calif. – February 5, 2026 – Jack in the Box Inc. (“Jack in the Box” or the “Company”) (NASDAQ: JACK), today mailed a letter to shareholders in connection with its upcoming Annual Meeting of Shareholders scheduled to be held on February 27, 2026 (the “Annual Meeting”). Shareholders of record as of January 2, 2026 will be entitled to vote at the Annual Meeting.

In the letter, the Company highlights actions taken by Jack in the Box’s strengthened Board in advancing the Company’s ”JACK on Track” plan, aimed at improving long-term financial performance, strengthening the balance sheet, and positioning the Company for sustainable growth. Further, in light of the “vote no” campaign launched by Biglari Capital Corp. (collectively with the participants in its solicitation, including Sardar Biglari, the ”Biglari Group”), the letter urges shareholders to vote “FOR” all 10 of Jack in the Box’s director nominees, including David Goebel, Independent Chair of the Jack in the Box Board, on the WHITE proxy card. Mr. Goebel brings critical expertise to Jack in the Box as one of the most qualified franchise executives in the quick-service restaurant and casual dining sector along with deep institutional knowledge of the Company, and his removal from the Board would jeopardize the continued successful execution of “JACK on Track” as well as the value of shareholders’ investments in Jack in the Box.

The full text of the letter follows:

Dear Fellow Shareholders,

The 2026 Annual Meeting of Shareholders (the “Annual Meeting”) of Jack in the Box Inc. (the “Company” or “Jack in the Box”) is coming up on February 27, 2026, and we are writing to ask you to vote “FOR” ALL 10 of the Company’s highly qualified director nominees and “FOR” each of the Company’s proposals on the WHITE proxy card.

Your Board is excited about the future of the Company and its ability to build on the momentum the team has generated throughout the past year. Under the direction of the Company’s new Chief Executive Officer Lance Tucker, Jack in the Box is executing a multi-faceted “JACK on Track” plan, aimed at improving long-term financial performance, strengthening the balance sheet, and positioning the Company for sustainable growth. The hard work is being done, tough measures are being taken – and we are making progress. While we recognize that much work remains, we believe that we are now building the strong foundation needed to maximize value for shareholders in the years ahead and we have to remain focused on continuing this critical process.

Despite this progress, Biglari Capital Corp. (collectively with the participants in its solicitation, including Sardar Biglari, the ”Biglari Group”) is asking shareholders to vote against the re-election of David Goebel, Independent Chair of the Jack in the Box Board. We believe voting against Mr. Goebel would be detrimental to shareholders, potentially depriving the Board of the critical expertise that Mr. Goebel brings to the Company as one of the most qualified franchise executives in the quick-service restaurant and casual dining sector, and jeopardizing the successful execution of our “JACK on Track” plan.

Importantly, members of the Board and management team have held numerous meetings with representatives of the Biglari Group, including Mr. Biglari, over many months as part of our commitment to constructive shareholder engagement. During these discussions, the Board evaluated the candidacy of

Mr. Biglari for our Board at his request and ultimately determined he was not well suited to serve as a director. Although our Board continued to pursue constructive engagement, the Biglari Group instead launched a distracting proxy contest, nominating Mr. Biglari and another director candidate to the Board. While the Biglari Group ultimately withdrew both of its candidates, your Board continued to engage in good faith to identify a path toward a mutually agreeable outcome that would be in the best interests of our shareholders. Despite the Board’s efforts, the Biglari Group has now launched a “vote no” campaign against Mr. Goebel, which we believe is intended to advance the Biglari Group’s own interests rather than those of all Jack in the Box shareholders.

Jack in the Box currently benefits from a strong, experienced Board comprising ten proven directors – nine of whom are independent – and all of whom are dedicated to driving shareholder value as Jack in the Box continues its transformation. In collaboration with another Jack in the Box shareholder, we recently refreshed the Board by adding two directors who bring expertise in restaurants, retail, and real estate – especially in California. We believe that removing the Chair of our Board as a result of the Biglari Group’s campaign would significantly weaken the Board’s ability to oversee our execution of “JACK on Track” and put the future value of your investment at risk.
“JACK on Track”: Unlocking the Future of Jack in the Box
For 75 years, Jack in the Box has grown through strong franchisees, loyal customers, and talented team members. By late 2024, however, the Company’s focus on these fundamentals had wavered as it faced macroeconomic and unique industry headwinds putting pressure on Jack in the Box’s business and core consumer base.
To restore focus and capitalize on our strengths, the Board appointed Lance Tucker as Chief Executive Officer in March 2025. Mr. Tucker is an experienced business leader with decades of restaurant experience including as Chief Financial Officer at Davidson Hospitality Group, CKE Restaurants, and Papa John’s International, where he also served as Chief Administrative Officer. His financial expertise and decades of experience within the restaurant industry, including prior executive roles at Jack in the Box, make him the right person to lead the Company through its next phase. Mr. Tucker has assembled a seasoned management team, including a new Chief Financial Officer and Chief Operating Officer, focused on restoring what makes the brand special. In April 2025, soon after Mr. Tucker’s appointment, the Board approved the “JACK on Track” plan, built on three priorities:
•Accelerate cash flow and pay down debt while preserving growth-oriented capital investments;

•Strengthen Franchisee Economics by introducing a block closure program to improve system health and position Jack in the Box for consistent net unit growth; and

•Return to simplicity and focus on the Jack in the Box asset-light model.

Since the launch of the plan, the team has been delivering on the promises the Company made by undertaking a comprehensive series of actions to implement these key priorities. Mr. Tucker is committed to overseeing the hard work needed to address the Company’s problems. It is critical Mr. Tucker and his experienced team be able to focus on the business and maintain the momentum underway. Jack in the Box is proud of the progress we have made thus far in our transformation journey.

WE’VE MADE PROGRESS EXECUTING AGAINST OUR PLAN’S GOALS
Accelerate cash flow by discontinuing dividend and reallocating cash flow to pay down debt
Made the decision to discontinue our dividend as of Q2 2025 – which is expected to preserve ~$35 million annually, and be primarily directed to debt reduction
Paused share repurchases until debt reduction goals achieved

Explore strategic alternatives for Del Taco brand
Entered into definitive agreement to sell Del Taco to Yadav Enterprises Inc. in October 2025 and completed the sale in December 2025 for approximately $119 million
Net proceeds were used to retire $105 million in debt

Focus on franchisee economics through block closure program, closing 150-200 underperforming restaurants
51 closures completed through Q4 2025, with additional closures expected in FY2026
Closures have had a positive impact on our franchisees’ portfolio health
Early results show a sales transfer benefit to nearby Jack in the Box restaurants

Make strategic capital investments
Preserve growth-oriented capital investments related to technology and restaurant reimage
Reduce Company-owned unit openings from 12 in FY 2025 to 2 in FY 2026
FY 2026 CapEx guidance of $45 - $55 million, substantially below prior year spend of $88 million

Focus on debt reduction
Apply proceeds from targeted real estate sales toward debt reduction
Net proceeds from Del Taco sale have been used for debt reduction
Expect to pay down an additional $200+ million of debt over the next 1-2 years with $100 million already paid down, targeting Net Debt / EBITDA of 4-5x

“Jack’s Way”: Increasing Profitability by Elevating the Guest Experience

Alongside “JACK on Track,” we launched “Jack’s Way” to strengthen the basics that keep guests coming back – consistent operations, food quality, and guest experience. We are enhancing our training and driving operational consistency under the leadership of Chief Operating Officer Shannon McKinney, while developing innovative new menu offerings under our newly-hired Executive Chef. We are also modernizing select locations and investing in technology and digital capabilities to enhance efficiency and appeal. These efforts are already earning positive feedback and increasing customer satisfaction.

Our focus is on simplifying the brand, attracting guests with an improved offering, and making disciplined financial decisions to deliver sustained profitability and long-term shareholder value.

The Full Board is Essential to Successfully Overseeing the Execution of “JACK on Track”

Jack in the Box currently benefits from a deeply experienced Board with skills critical to our business and strategy, including expertise in the food service, franchising, and hospitality industries. Collectively, our directors have led major brand transformations, steered complex operational turnarounds, and delivered long-term growth in competitive environments. Their decades of leadership ensure rigorous oversight and focus on optimizing the “JACK on Track” plan.

Mr. Goebel, in particular, is one of the most qualified franchise executives in the quick-service restaurant and casual dining sector, with expertise that is highly important to Jack in the Box as a 93% franchised system. Mr. Goebel is the former Chief Executive Officer of Applebee’s, built and operated 80 Boston Market locations and has founded and scaled multiple franchise concepts with experience as both a franchisor and franchisee that enables the Board to remain closely attuned to operator dynamics. Further, Mr. Goebel provides deep institutional knowledge from his tenure on the Board and provides stability and long-term context as the Company executes its “JACK on Track” plan.

We are committed to strong governance and having the right Board to oversee the execution of our plan. To bring fresh perspectives, we have added three independent directors over the past three years, including Mark King and Alan Smolinisky, who were appointed to the Board in November 2025 as part of a cooperation agreement with one of the Company’s large shareholders, GreenWood Investors, LLC. These additions reflect constructive engagement with shareholders and strengthen the Board with relevant expertise in restaurants, retail, and real estate – especially in California.

To allow the newly refreshed Board and management team to benefit from Mr. Goebel’s extensive expertise relevant to the Company and execution of the “JACK on Track” plan, the Board and management team asked Mr. Goebel to remain in his position through the Company’s 2027 Annual Meeting of Shareholders. This one-year extension to Mr. Goebel’s directorship will enable the Board and management to continue to benefit from his operating, franchisee, and governance experience, before his retirement from board service next year. Voting against Mr. Goebel will serve only to potentially deprive our Board and shareholders of his invaluable knowledge and experience during a critical turnaround period.
With Mr. Goebel and our enhanced Board laser-focused on overseeing the execution of “JACK on Track,” we believe Biglari’s “vote no” campaign is an unnecessary distraction driven by Mr. Biglari’s desire to advance his own interests and not the best interests of all shareholders.

Don’t Risk Derailing Execution of a Plan that is Already Delivering Results

We are confident that with Mr. Goebel’s leadership of our expert and recently refreshed Board and under the direction of our new Chief Executive Officer, Lance Tucker, the actions we are taking support the successful execution of the “JACK on Track” plan and will create value for shareholders.

Your vote is important. We encourage you to protect the value of your investment in Jack in the Box by voting “FOR” ALL 10 of the Company’s highly qualified director nominees on the WHITE proxy card today. Please simply disregard any gold proxy card you may receive from the Biglari Group.

Thank you for your continued support,

The Jack in the Box Board of Directors

Vote “FOR” ALL of Jack in the Box’s 10 highly qualified director nominees on the WHITE proxy card TODAY! For more information, please visit: www.KeepJackonTrack.com

If you have any questions or require assistance with voting your shares, please call the Company’s proxy solicitor:

INNISFREE M&A INCORPORATED

(877) 750-8198 (toll free from the U.S. and Canada) or
+1 (412) 232-3651 (from other countries)

BofA Securities is serving as financial advisor, Sullivan & Cromwell LLP is serving as legal advisor, and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor to the Company.

About Jack in the Box Inc.

Jack in the Box Inc. (NASDAQ: JACK), founded and headquartered in San Diego, California, is a restaurant company that operates and franchises Jack in the Box®, one of the nation's largest hamburger chains with approximately 2,135 restaurants across 21 states. For more information, including franchising opportunities, visit www.jackinthebox.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “goals,” “guidance,” “intend,” “plan,” “project,” “may,” “will,” “would” and similar expressions. These statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate. These estimates and assumptions involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. Factors that may cause our actual results to differ materially from any forward-looking statements include, but are not limited to: the success of new products, marketing initiatives and restaurant remodels and drive-thru enhancements; the impact of competition, unemployment, trends in consumer spending patterns and commodity costs; the Company’s ability to achieve and manage its planned growth, which is affected by the availability of a sufficient number of suitable new restaurant sites, the performance of new restaurants, risks relating to expansion into new markets and successful franchise development; the ability to attract, train and retain top-performing personnel, litigation risks; risks associated with disagreements with franchisees; supply chain disruption; food-safety incidents or negative publicity impacting the reputation of the Company's brand; increased regulatory and legal complexities, risks associated with the amount and terms of the securitized debt issued by certain of our wholly owned subsidiaries; stock market volatility. These and other factors are discussed in the Company’s annual report on Form 10-K and its periodic reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”), which are available online at http://investors.jackinthebox.com or in hard copy upon request. The Company undertakes no obligation to update or revise any forward-looking statement, whether as the result of new information or otherwise.

Important Additional Information and Where to Find It

The Company has filed a definitive proxy statement (the “Proxy Statement”) and a WHITE proxy card with the SEC in connection with the solicitation of proxies for the Annual Meeting. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD, AND ALL OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING. Shareholders are able to obtain the Proxy Statement, any amendments or supplements to the Proxy Statement, and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies are also available at no charge at the Company’s website at https://investors.jackinthebox.com/financials/sec-filings/.

Contact

Rachel Webb
858-522-4556
rachel.webb@jackinthebox.com